UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Norsemont Mining Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

HudBay Minerals Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

209677

(CUSIP Number of Class of Securities (if applicable))

Christopher Reynolds Chief Financial Officer Norsemont Mining Inc. 40 University Avenue Toronto, Ontario, M5J 1T1, Canada (416) 408-4088

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 24, 2011

(Date Tender Offer/Rights Offering Commenced)

This Amendment is furnished solely to furnish certain exhibits as indicated in Part II.

This Form CB is being furnished by HudBay Minerals Inc., a company governed by the laws of Canada (the “Offeror”), in connection with an offer to exchange for each common share of Norsemont Mining Inc. (“Norsemont”), company governed by the laws of the Province of British Columbia, without interest and less any required withholding taxes, at the election each Norsemont shareholder, (a) 0.2617 of a newly issued common share of the Offeror (an “Offeror Share”) and $0.001 in cash, or (b) cash in an amount that is greater than $0.001, not to exceed $4.50, and, if less than $4.50 in cash is elected, the number of Offeror Shares equal to the excess of $4.50 over such elected cash amount, divided by $17.19, subject, in each case, to pro-ration and rounding as described in the Circular attached hereto as Exhibit 1.1.

Part I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit 1.1:	Offer to purchase all of the issued and outstanding Common Shares of Norsemont Mining Inc. by HudBay Minerals Inc. and Circular, dated January 24, 2011.*

Exhibit 1.2:	Directors’ Circular recommending acceptance of the offer to acquire all of the issued and outstanding Common Shares of Norsemont Mining Inc. by HudBay Minerals Inc., dated January 24, 2011.*

Exhibit 1.3:	Form of Guaranteed Delivery.*

Exhibit 1.4:	Form of Letter of Transmittal.*

Exhibit 1.5:	Notice of Extension.**

*	Previously furnished on Form CB furnished with the Securities and Exchange Commission on January 25, 2011.
**	Previously furnished on Form CB/A furnished with the Securities and Exchange Commission on March 3, 2011.

(b)

Not Applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Circular described in Exhibit 1.1 under the heading “Notice to Non-Canadian Residents” and the Notice of Extension described in Exhibit 1.5 under the heading “Notice to Non-Canadian Residents”.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 2.1:	The material change report of HudBay Minerals Inc. dated January 24, 2011, reporting the distribution of the Offer and Circular to Norsemont Mining Inc.’s shareholders.*

Exhibit 2.2:	The press release dated January 24, 2011, announcing the distribution of the Offer and Circular to Norsemont Mining Inc.’s shareholders.*

Exhibit 2.3:	The Annual Information Form of the Offeror dated March 31, 2010.*

Exhibit 2.4:	The annual audited consolidated financial statements for the year ended December 31, 2009, including consolidated balance sheets as at December 31, 2009 and December 31, 2008 and the consolidated statements of earnings, cash flows, retained earnings and comprehensive income (loss) for the years ended December 31, 2009 and December 31, 2008 and related notes, together with the auditors’ report thereon, contained therein.*

Exhibit 2.5:	The management’s discussion and analysis for the annual audited consolidated financial statements for the year ended December 31, 2009.*

Exhibit 2.6:	The unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010, together with the notes thereto.*

Exhibit 2.7:	The management’s discussion and analysis for the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010.*

Exhibit 2.8:	The material change report dated August 6, 2010 announcing a full commitment to the development of a mine at the Offeror’s 100% owned Lalor project near Snow Lake, Manitoba.*

Exhibit 2.9:	The material change report dated June 22, 2010 announcing the appointment of Mr. David Garofalo as President and Chief Executive Officer and to the board of directors.*

Exhibit 2.10:	The material change report dated January 13, 2011 announcing that the Offeror entered into the Support Agreement and the Offeror’s intention to make the Offer.*

Exhibit 2.11:	The management information circular dated May 14, 2010 in connection with the annual meeting of shareholders held on June 24, 2010.*

Exhibit 2.12:	The press release dated March 2, 2011 announcing the extension of the offer period.**

Exhibit 2.13:	The material change report dated March 3, 2011 announcing the extension of the offer period.**

Exhibit 2.14:	The early warning report dated March 3, 2011 announcing the extension of the offer period.**

Exhibit 2.15:	The press release dated March 16, 2011 announcing the results of the offer.

Exhibit 2.16:	The early warning report dated March 16, 2011 announcing the results of the offer.

*	Previously furnished on Form CB furnished with the Securities and Exchange Commission on January 25, 2011.
**	Previously furnished on Form CB/A furnished with the Securities and Exchange Commission on March 3, 2011.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Form CB on January 25, 2011, the Offeror filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	—	Offer to purchase all of the issued and outstanding Common Shares of Norsemont Mining Inc. by HudBay Minerals Inc. and Circular, dated January 24, 2011.*

1.2	—	Directors’ Circular recommending acceptance of the offer to acquire all of the issued and outstanding Common Shares of Norsemont Mining Inc. by HudBay Minerals Inc., dated January 24, 2011.*

1.3	—	Form of Guaranteed Delivery.*

1.4	—	Form of Letter of Transmittal.*

1.5	—	Notice of Extension.**

2.1	—	The material change report of HudBay Minerals Inc. dated January 24, 2011, reporting the distribution of the Offer and Circular to Norsemont Mining Inc.’s shareholders.*

2.2	—	The press release dated January 24, 2011, announcing the distribution of the Offer and Circular to Norsemont Mining Inc.’s shareholders.*

2.3	—	The Annual Information Form of the Offeror dated March 31, 2010 (incorporated by reference from Exhibit 99.3 to HudBay Minerals Inc.’s Form 40-F File No. 001-34244, submitted to the U.S. Securities and Exchange Commission on October 19, 2010).

2.4	—	The annual audited consolidated financial statements for the year ended December 31, 2009, including consolidated balance sheets as at December 31, 2009 and December 31, 2008 and the consolidated statements of earnings, cash flows, retained earnings and comprehensive income (loss) for the years ended December 31, 2009 and December 31, 2008 and related notes, together with the auditors’ report thereon, contained therein (incorporated by reference from Exhibit 99.1 to HudBay Minerals Inc.’s Form 40-F File No. 001-34244, submitted to the U.S. Securities and Exchange Commission on October 19, 2010).

2.5	—	The management’s discussion and analysis for the annual audited consolidated financial statements for the year ended December 31, 2009 (incorporated by reference from Exhibit 99.2 to HudBay Minerals Inc.’s Form 40-F File No. 001-34244, submitted to the U.S. Securities and Exchange Commission on October 19, 2010).

2.6	—	The unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010, together with the notes thereto (incorporated by reference from Exhibit 99.2 to HudBay Minerals Inc.’s Form 6-K File No. 001-34244, submitted to the U.S. Securities and Exchange Commission on November 4, 2010).

2.7	—	The management’s discussion and analysis for the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010 (incorporated by reference from Exhibit 99.1 to HudBay Minerals Inc.’s Form 6-K File No. 001-34244, submitted to the U.S. Securities and Exchange Commission on November 4, 2010).

2.8	—	The material change report dated August 6, 2010 announcing a full commitment to the development of a mine at the Offeror’s 100% owned Lalor project near Snow Lake, Manitoba (incorporated by reference from Exhibit 99.23 to HudBay Minerals Inc.’s Form 40-F File No. 001-34244, submitted to the U.S. Securities and Exchange Commission on October 19, 2010).

2.9	—	The material change report dated June 22, 2010 announcing the appointment of Mr. David Garofalo as President and Chief Executive Officer and to the board of directors (incorporated by reference from Exhibit 99.24 to HudBay Minerals Inc.’s Form 40-F File No. 001-34244, submitted to the U.S. Securities and Exchange Commission on October 19, 2010).

2.10	—	The material change report dated January 13, 2011 announcing that the Offeror entered into the Support Agreement and the Offeror’s intention to make the Offer (incorporated by reference from Exhibit 99.1 to HudBay Minerals Inc.’s Form 6-K File No. 001-34244, submitted to the U.S. Securities and Exchange Commission on January 14, 2011).

2.11	—	The management information circular dated May 14, 2010 in connection with the annual meeting of shareholders held on June 24, 2010 (incorporated by reference from Exhibit 99.20 to HudBay Minerals Inc.’s Form 40-F File No. 001-34244, submitted to the U.S. Securities and Exchange Commission on October 19, 2010).

2.12	—	The press release dated March 2, 2011 announcing the extension of the offer period.**

2.13	—	The material change report dated March 3, 2011 announcing the extension of the offer period.**

2.14	—	The early warning report dated March 3, 2011 announcing the extension of the offer period.**

2.15	—	The press release dated March 16, 2011 announcing the results of the offer.***

2.16	—	The early warning report dated March 16, 2011 announcing the results of the offer.***

*	Previously furnished on Form CB furnished with the Securities and Exchange Commission on January 25, 2011.
**	Previously furnished on Form CB/A furnished with the Securities and Exchange Commission on March 3, 2011.
***	Furnished herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

Date: March 17, 2011	By:	/s/ David S. Bryson
	Name:	David S. Bryson
	Title:	Senior Vice President and Chief Financial Officer